[Letterhead of American Greetings Corporation]

February 28, 2013

BY EDGAR CORRESPONDENCE

David R. Humphrey

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re:	American Greetings Corporation
Form 10-K for the Fiscal Year Ended February 29, 2012
Filed April 30, 2012
Form 10-Q for the Quarterly Period Ended November 23, 2012
Filed January 2, 2013
File No. 1- 13859

Dear Mr. Humphrey:

We refer to the comment letter, dated January 31, 2013, from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning the American Greetings Corporation (the “Corporation”) (1) Form 10-K for the fiscal year ended February 29, 2012 filed with the Commission on April 30, 2012 (the “Form 10-K”), and (2) Form 10-Q for the quarterly period ended November 23, 2012, filed January 2, 2013 (the “Form 10-Q”).

For ease of reference, the headings and numbers of the responses set forth below correspond to the headings and numbers in the Staff’s comments, and we have set forth below, in italics, the text of the Staff’s comment prior to each response in the same order as presented in the Staff’s letter.

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Form 10-K for the Fiscal Year Ended February 29, 2012

Note 3, Other Income and Expense, page 62

1.	We note that certain gains and losses are included in operating income while others are included in non-operating income. Please tell us what factors and/or accounting literature you consider when determining the classification of your gains and losses.

Response: The Corporation classifies gains and losses in the Consolidated Statement of Operations according to ASC 225-10-S99-2, Income Statements. The Corporation considers the facts and circumstances associated with the underlying transactions when evaluating the classification of gains and losses within operating income or non-operating income, including the nature out of which the gain and loss transaction occurred. Gains and losses arising from transactions associated with the Corporation’s historical operations that have been recorded and classified on a consistent basis within the operating section of the Consolidated Statement of Operations, would be classified within operating income. The Corporation also considers the specific line items within the operating income of the Consolidated Statement of Operations when evaluating the classification of gains and losses arising from transactions associated with the Corporation’s historical operations. Accordingly, gains and losses would be classified either (1) in the same line item of the Consolidated Statement of Operations where the underlying transactions were recognized initially, which is consistent with ASC 420-10, Exit or Disposal Cost Obligations, or (2) in Other operating income – net for miscellaneous transactions (with explanatory disclosure in the notes to consolidated financial statements, if material). Conversely, gains and losses not arising from transactions associated with the Corporation’s historical operations would not be associated with the Corporation’s operations and would therefore be classified as Other non operating – net in the Consolidated Statement of Operations. The Corporation states separately in tabular format, for all periods presented, all material gains and losses classified in Other operating income – net and Other non operating income – net and describes the nature of all material gains or losses in accordance with ASC 225-10-S99-2.

Form 10-Q for the Quarterly Period Ended November 23, 2012

Note 6, Other Revenue and Expense, page 12

2.	We note that you include a $10 million loss on Clinton Cards debt in non-operating income. However, based on the disclosure in Note 4, it appears that your acquisition of Clinton Cards was intended to assure continued sales of your products through this distribution channel. In this regard, you indicate on page 22 that Clinton Cards, one of the largest specialty retailers of greeting cards in the United Kingdom, had been an important customer to your international business for approximately forty years and was one of your largest customers, and that you acquired all of Clinton Cards’ outstanding senior secured debt in an effort to protect your interests. Therefore, it appears the aforementioned $10 million loss should be included in the determination of operating income. Please revise or advise.

Response: The Corporation acquired all of the senior secured debt obligations of Clinton Cards for approximately $56.6 million. Historically, the Clinton Cards’ business was comprised of approximately 750 stores, generating annual revenues of about $600 million across two primary retail businesses, one operated under the Clinton Cards trade name and the other operated under the Birthdays trade name. Shortly after the Corporation’s acquisition of the Clinton Cards debt obligations, the Clintons Cards’ businesses were placed in to administration under the laws of the United Kingdom, a process similar to bankruptcy in the United States where, similar to bankruptcy trustees, the administrators are charged with maximizing the value of the insolvent estate to maximize the recovery to its creditors. As a result of the administration, the administrators conducted an auction of Clinton Cards’ assets, seeking to sell the retail business operated under the Clinton Cards trade name as an ongoing business, while liquidating the assets of the retail business operated under the Birthdays trade name, which the administrators ultimately concluded was not a viable ongoing business. The administrators controlled the restructuring process, soliciting bids to purchase the Clinton Cards retail business from a number of parties, including the Corporation, in each case seeking to maximize the value of the assets sold. The Corporation’s bid took the form of a “credit bid”, where the Corporation agreed to forego its right to be repaid a portion of the debt obligations of $37.2 million as consideration for the retail business operated primarily under the Clinton Cards trade name, which included approximately 400 retail stores and related assets. Accordingly, the Corporation recorded a loss as a result of the administrators’ restructuring of the Clinton Cards’ business and related auction.

The Corporation believes the classification of the loss associated with the Clinton Cards debt obligations in non-operating income is appropriate because neither the acquisition of the debt obligations, nor the ultimate acquisition of the Clinton Cards business, has any relationship to the Corporation’s historical operations with Clinton Cards as a customer. Accordingly, the acquisition of the debt obligations and related write-down resulting from the administration process, were not associated with the Corporation’s historical operating relationship with Clinton Cards as a customer. In addition, the Corporation is not in the business of acquiring the debt obligations of its customers.

The Corporation also considered the transactions associated with its credit bid in classifying the loss associated with the Clinton Cards debt obligations in non-operating income. Although the credit bid ultimately resulted in the Corporation’s acquisition of a retail business from the administrators, it acquired a completely restructured Clinton Cards business, with approximately half the number of retail stores previously operated by Clinton Cards, and the elimination of Birthdays retail business. In addition, immediately prior to the credit bid for the restructured Clinton Cards’ business, the Corporation did not own or operate retail stores. Accordingly, the Corporation’s historical operations associated with its wholesale operations are entirely different from the business operations associated with the Clinton Cards’ retail stores.

Based on the above analysis, the Corporation believes the classification of the $10 million loss on Clinton Cards debt in Other non – operating income – net and the related disclosures in the Form 10-Q for the Quarterly Period Ended November 23, 2012 are appropriate.

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The Corporation acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and the Form 10-Q and that Staff comments or changes to disclosure in response to Staff comments on the Form 10-K and the Form 10-Q do not foreclose the Commission from taking any action with respect to the filings. The Corporation also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, do not hesitate to contact the undersigned at 216-252-7300.

Sincerely,

/s/ Stephen J. Smith

Stephen J. Smith

Senior Vice President and

Chief Financial Officer

cc:	Christopher W. Haffke, Esq.